Exhibit 99.5

Annex A

VALUATION REPORT

Valuation of Customer Acquisitions

VALUATION REPORT

1.	BACKGROUND AND ASSIGNMENT

Lytus India is an Indian tech-enabled service company and has planned to build customer base in India. For the same, the company has identified Reachnet, an Indian company engaged in cable business. The strategy of Lytus India is to acquire customer base and ensure its entitlement over revenue rights from 1 April 2019. The aggregated customer base would be the support system for inaugurating and launching various technology enabled services. While aggregation of the customers is an important game plan, Lytus India has to take adequate steps to ensure retention of newly-acquired customer base. The aggregated customer base would become the backbone for various products / services launched by Lytus India, such as telemedicine, education platform, home security, office applications, etc.

2.	DEFINITION OF FAIR MARKET VALUE

Fair market value is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in terms of money or money's worth.

With respect to the market for the customers of a company viewed en bloc there are, in essence, as many "prices" for any business interest as there are purchasers and each purchaser for a particular "pool of assets", be it represented by consolidation with customers in same business or integrate for other business products, can likely pay a price unique to it because of its ability to utilize the assets in a manner peculiar to it.

In any open market transaction, a purchaser will review a potential acquisition in relation to what economies of scale (e.g., reduced or eliminated competition, ensured source of material supply or sales, cost savings arising on business combinations following acquisitions, and so on), or "synergies" that may result from such an acquisition.

3.	VALUATION METHODOLOGIES

In valuing an asset or a business and/or a share(s), there is no single or specific mathematical formula. The particular approach and the factors to consider for each business will vary in each case. Valuation approaches are primarily income based or asset based.

Income based approaches are appropriate where an asset's and/or enterprise's future earnings are likely to support a value in excess of the value of the net assets employed in its operation. Commonly used income based approaches are the capitalization of indicated earnings or cash flow and discounted cash flow and discounted earnings.

Asset based approaches can be founded on either going concern assumptions (i.e. an enterprise is viable as a going concern but has no commercial goodwill) or liquidation assumptions (i.e. an enterprise is not viable as a going concern, or going concern value is closely related to liquidation value).

Valuation approaches applicable to assets and options can be grouped into three general categories: (1) cost approach; (2) market approach (or sales comparison approach); and (3) income based approach.

As there are many definitions of cost, the cost approach generally reflects the original cost or cost to reproduce the asset. This approach is premised on the principle that the most an investor will pay for an investment is the cost to obtain an investment of equal utility (whether by purchase or reproduction).

The market or sales comparison approach uses the sales price of comparable assets as the basis for determining value. If necessary, the market transaction data is adjusted to improve its comparability and applicability to the asset being valued. The income based approach considers the expected future earnings to be derived through the use of the asset. The present value of the expected future earnings is determined with the application of a discount or capitalization rate, reflecting the investor's required rate of return on investment.

The valuation in cable industry is based on multiple of subscribers, that virtually all participants and observers agree is the main determinant of the value, and it is this approach that was the primary method utilized by us.

4.	DCF Method

Scope and Objective

Lytus India has acquired subscribers from Reachnet along with the revenue entitlement rights. Lytus India is an tech-enabled service company and instead of acquiring customers per business segment, it intends to acquire customers through cable companies. The valuation report is sought in this regard.

Information relied upon

We have relied on the information report for cable industry and the CAC per subscriber and we have interviewed the management of Reachnet for understanding of the business profile, information from peer companies, the demographics of the subscribers (based on their locality):

-	25% in low-middle income category
-	50% in upper-middle income category
-	25% in high-income category

We have also interviewed the management of Lytus India to understand the business objective of the customer acquisition and the business plan for the same.

Statement of Limiting Condition

The report is prepared on the request of the management of Lytus India, based our valuation on the commercial assumptions given to us by the management. This Final Report may not be disclosed, in whole or in part, to any third party or used for any purpose whatsoever other than those indicated in the Engagement and in the Final Report itself, provided that the Final Report may be transmitted to the experts appointed in compliance with the law and its content may be disclosed publicly where required by regulations of the Indian authorities.

In preparing the Final Report we, have relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by LI. We have therefore relied upon all specific information as received and decline any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Final Report has also been used.

The Final Report and the Opinion are necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until March 26, 2020. It is understood that subsequent developments may affect the conclusions of the Final Report and of the Opinion and that, we have no obligation to update, revise, or reaffirm the Opinion.

Approach to valuation

The standard of value used in the report is fair value which is defined in US GAAP as “The price that would be received to sell an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date.”

Our study included:

(i)	analysis of the Company’s projected operating results;

(ii)	review of general financial market conditions, including those for its industry;

(iii)	review of the Company’s future business operations;

(iv)	review of its website;

(v)	such other information we considered relevant to forming our opinion.

The investigation also included discussions with the Company’s management concerning the history and nature of the business, its financial condition, and its future prospects. We also considered certain financial and stock market data for publicly traded companies in businesses similar to the Company; as well as such other information, financial studies, economic data, and market criteria which we deemed relevant.

In the course of the study, we used financial and other information provided by the Company or obtained from private and public sources we believe to be reliable. Our conclusions are dependent on such information being complete and accurate in all material respects. However, we have not examined such information and accordingly do not express an opinion or any other form of assurance thereon.

Methodology Adopted

The valuations were conducted as per the discounted free cash flow method (Schedule 1). We have also carried out a secondary analysis, using Subscriber Multiple (Schedule 2).

It is noted that the valuation was performed provided that the Companies will continue in operation in an independent and unhindered manner for the future as at present (going concern).

Valuation Conclusion

Subject to the assumptions presented herein, in our opinion the fair value of customers is INR 375 crores as on 26 March 2020. For detailed calculations, please refer to Schedule I and II attached as integral part of this report.

For Niranjan V. Shah & Associates

Chartered Accountant

Niranjan V. Shah

Proprietor

Membership No. 032438

UDIN 20032438AAAAAI5309

Attached:

-	Schedule 1 – Discounted Cash Flow Method
-	Schedule 2 – Subscriber Multiple Method
-	Schedule 3 – Comparable Analysis Method

<<END OF REPORT>>

SCHEDULE – I - DISCOUNTED CASH FLOW VALUATION

Description of the Arrangement

The arrangement between the Lytus India and Reachnet is to acquire the subscribers and income arising therefrom, with effect from 1 April 2019.

As on 10 June 2019, Reachnet has the following subscribers in the Month Period Apr-June 2019:

Particulars	Apr 19	May 19	June 19	Average
Device	19,74,319	19,70,866	19,76,190	19,73,792
Subscription Revenue in cr.	22.16	21.45	21.72	21.77
Broadcaster Revenue in cr.	3.14	3.14	3.14	3.14

Refer to Schedule for the Number of Subscriber and the Revenues arising therefrom, as of 31 March 2020.

Cable business requires four main factors: (a) Cable License; (b) Infrastructure such as Fiber Optic network (25,000 kms), headends, and streaming device; (c) consistent relationship with Broadcasters and Local Cable Operators; and (d) Subscriber strength.

Instead of investing in cable companies, Lytus India is acquiring customer base of Reachnet and shall partake the responsibility vis-à-vis subscribers. Lytus India shall become the economic benefactor in respect of the services provided to subscribers. The revenue entitlement rights would accrue to Lytus India with effect from 1 April 2019. It is prudent that the cable service agreement should be entered into with an independent cable operator, that is capable and has its network in place. The consideration for their continuing service can be fixed or can be variable, depending on the devices served. As the revenue itself is based on the devices served, the consideration fee to licensed cable operator should also be based on the devices served. As a result, 61% of the consideration fee1 can be paid to a licensed cable operator for their services towards subscribers. The parameters to decide on a local cable subscribers would be discussed separately.

As a result, Lytus India can achieve to receive a net margin of 39%, towards which Lytus India shall have complete responsibility of streaming service, wherein licensed related responsibility can be pass-on to a servicing licensed operator.

Assumptions:

1)	FCFE: Per month revenues are approx. INR 23.96 crores, resulting in an Annualized Revenue of INR 287.6 crores. After service costs of 61%, the resultant net margin per annual is INR 112 crores.
2)	Projections are made for 5 years, highlighting the recoverability issue. We have assumed 3% growth in net margin for Year 2 and Year 3 and assumed 4% growth in net margin for Year 4 and Year 5.
3)	The payment milestone of CAC as determined below would be placed in 3 milestones: 60% in June 2020, 20% in June 2021 and 20% in June 2021. This is to ensure good recoverability ratio (based on expected return) and to ensure consistency in subscriber base. The table below provides further details of its coverage in absolute terms:

1 Based on the projection that customer risk, customer service, and sales and marketing is remaining with Lytus India. From the adjusted EBITDA margin of 46% (that is prior to customer service, device risk, customer risk, and sales and marketing) routine profit margin at adjusted EBITDA level for cable business is 7%. Therefore, 54% + 7%, aggregating to 61% as service consideration to a licensed cable operator.

Payable in 60:20:20	INR in cr.	Comments - on the terms of deferred consideration
60% by June 2020	225.00	recoup 112cr by 31 March 2020
20% by June 2021	75.00	Would recoup 227cr. by 31 March 2021
20% by June 2022	75.00	Would recoup 342cr. by 31 March 2022
		Would recoup 375cr. by 31 May 2022
	375.00

The above payment milestone is to ensure the stability in the subscription model.

	Year Count		1	2	3	4	5
Sl. No.	Parameter (Financials in INR in crores)		Year 1	Year 2	Year 3	Year 4	Year 5
I	Free Cash Flow to Lytus India (FCFE)
	FCFE (net margin)		112	115.4	115.5	116.6	116.7
II	Discount Rate
A	Risk free rate	7.0%
B	Beta	2.00
C	Expected return (blended rate)	27.5%
D	Costs of Upfront CAC	48.0%
III	Terminal Growth Rate	2.0%
A	Terminal Value						275.73
IV	Valuation
A	PV of FCFE		87.84	70.96	55.71	44.13	34.63
B	[+] PV of Terminal Value						81.84
	Present Value of Customers	375
V	Valuation per share
	Total nos. of customers (mn)	0.84	1.97mn x	4.25 per device
	Valuation per Customer	448

<<Refer to subsequent page>>

It can be observed from the above that the CAC per subscriber is INR 447.87, which is INR 1905/- per active device.

CAC Recovery Rate (per subscribers) (Amt. / No. in crores)
Particulars	2019-20	2020-21	2021-22	2022-23	Total
Device (assumed same)	0.20	0.20	0.20	0.20	0.20
Subscribers (4.25 per device)	0.84	0.84	0.84	0.84	0.84
375 cr. Payment Milestone	0	225.00	75.00	75.00	375.00
Value of Subscribers	2019-20	2020-21	2021-22	2022-23	Total
Streaming revenue	112.00	115.36	115.46	116.62	459.44
Telemedicine (Post Sept 2020)	-	7.40	12.25	16.45	36.10
Gross LTV	112.00	122.76	127.71	133.07	495.54
CAC					375.00
LTV > CAC (times)					1.32

<<refer to subsequent page>>

Schedule – II - MULTIPLE OF SUBSCRIBERS APPROACH

The secondary basis for valuation was the number of subscribers that the vendor has. The rationale is that, despite churn rates that can be 5-9% annually, retaining subscriber base is not a difficult task. The spending pattern of the average population is committed to cable, OTT and IPTV. The below report on the ‘Indian Television Industry 2019’, provides for the below statistics.

The Indian Television Industry

- The most consistently performing sector of the Indian M&E Industry.
- It is, presently, over 4 times the size of the Indian Film industry and is the largest employer in the M&E space.
- The TV pipeline has almost 1500 MSOs, 60000+LCOs, 6 DTH operators, 2 IPTV Operators and over 850 channels.

TV
INRBillions
1200
1000
800
600
400
200
0
660
740
815
954
12.1%
10.1%
8.8%
2017
2018
2019
2021

Value headroom - Average subscription rate for Cable TV / DTH:

- India – 3-4$ per TV per month
- US / UK / Europe – 60-100$ per TV per month

The subscribers revenue can be increased in future by raising fees or by upgrading the devices (wherein IPTV can provide content through internet network) or by offering enhanced services such as internet access, tech-enabled products and services meant for home users, etc. The number of households and category of family income is also a good indicator of the size and outreach of a company's network, its revenues, and so on.

The Indian multiple varies greatly from as high as USD 35 per subscriber in Tier – 1 cities, with high population. Factors identified as influencing the multiple applied include the following:

-	Degree of household concentration, urbanness
-	Growth capacity
-	Ability to offer new services
-	Subscribers as a percentage of total homes passed by the network ("penetration")
-	Subscriber/area demographics
-	Regulations

-	Competition
-	Equipment/technology quality
-	Fees paid per subscriber

The Ministry of Information and Broadcasting commented on the untapped opportunities in cable or IPTV and allied services, such as internet, telephone, home security, etc. It requires to upgrade on streaming devices. The prices per subscriber range from INR 400 per subscriber (not devices) to a premium of INR 1250 per subscriber. Following occurred in the past year in India:

Reliance Jio acquired major shares in Hathway and DEN, for creating synergies	Amt
Total Costs (INR cr)	5,250.00
In terms of devices (crores)	2.40
Multiple (INR)	2,187.50
Source: media reports (2019)

The above was an example for acquisition of cable companies in India, that is riddled with undated liabilities, unpaid tax liability, etc.

Lytus India acquiring from Reachnet, for creating synergies	Amt.
Total Costs (cr.)	375.00
Devices (cr.)	0.20
Multiple (INR)	1,903.55

Schedule – III – COMPARABLE ANALYSIS METHOD

A comparable company analysis (CCA) is a process used to evaluate the value of a company using the metrics of other businesses of similar size in the same industry. Comparable company analysis operates under the assumption that similar companies will have similar valuation multiples, such as EV/Subscribers. The basic premise of the comparables approach is that CAC’s value should bear some resemblance to other CAC' in a similar situation that operate similar businesses.

In the present case, we have compared with the Industry / Market report of a company operating similar businesses.

Comparable Analysis Method - Subscriber’s Multiple

Source: https://www.motilaloswal.com/site/rreports/HTML/635158988094494447/index.htm

Dated: September 2013

Source: https://www.motilaloswal.com/site/rreports/HTML/635641670454660470/index.htm

Dated: April 2015

Source: IndiaNivesh Research Estimates, 2011

Further, Direct Costs (if sourced) through Marketing and Social Media, for the OTT business and IOT business: - Our business model is to cater to last-mile subscriber level, resulting in 83.7 lakh subscribers, reducing the further CAC to INR 450 per subscriber. In terms of the business model of Lytus India:

-	the expected level of marketing, social media, advertisement, sales promotion costs for allied services such as telemedicine, home security, etc. would be at a minimum of INR 2500 per customers.
-	the expected retention costs would be another minimum costs of INR 750 per customers per annum

Considering the costs saved, the present CAC at INR 450 per subscriber is considered to be within the market limit.

<<END OF REPORT>>